                                  UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C 20549



                                 SCHEDULE 13D



                  Under the Securities Exchange Act of 1934

                              (Amendment No. 7)*



                          Park Electrochemical Corp.

                               (Name of Issuer)



                    Common Stock, $.10 par value per share

                        (Title of Class of Securities)



                                 700416 20 9

                                (CUSIP Number)



   Mr. Brian Shore, Executive Vice President, Park Electrochemical Corp.

          5 Dakota Drive, Lake Success, NY 11042  (516) 354-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices

                              and Communications)



                               January 16, 1996

          (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).



Check the following box if a fee is being paid with the statement( ).  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

(See Rule 13d-7.)



Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange

Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 700416 20 9

	1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of

		Above Persons

		Jerry Shore ###-##-####


	2)	Check the Appropriate Box if a Member of a Group (see

		Instructions)

		(a)

		(b)


	3)	SEC Use Only


	4)	Source of Funds (See Instructions) None


	5)	Check if Disclosure of Legal Proceedings is Required Pursuant to

		Items 2(d) or 2(e)


	6)	Citizenship or Place of Organization  U.S.A.


Number of Shares Beneficially Owned by Each Reporting Person With:

	(7) Sole Voting Power  1,625,612

	(8) Shared Voting Power

	(9) Sole Dispositive Power  1,625,612

	(10) Shared Dispositive Power


	11)	Aggregate Amount Beneficially Owned by Each Reporting Person

           1,625,612


	12)	Check if the Aggregate Amount in Row (11) Excluded Certain Shares

		(See Instruction)  X


	13)	Percent of Class Represented by Amount in Row (11)  14.0%


	14)	Type of Reporting Person (See Instructions)  IN

                               AMENDMENT NO. 7



                                    TO



                                SCHEDULE 13D



		This Amendment No. 7 to Schedule 13D amends and restates in its entirety, pursuant to the requirements of Rule 101(a)(2)(ii) of Regulation S-

T, the facts or statements set forth in the Schedule 13D initially filed by the undersigned (the "Initial Schedule 13D"), as heretofore amended by

Amendment Nos. 1, 2, 3, 4, 5 and 6 thereto, as previously filed by the undersigned, with respect to the Common Stock, $.10 par value (the "Common

Stock"), of PARK ELECTROCHEMICAL CORP., a New York corporation.  This amended and restated Schedule 13D shall hereinafter be referred to as the "Schedule

13D." In restating the Initial Schedule 13D and all prior amendments thereto, amounts of shares and prices per share have not been adjusted to give effect to stock splits and stock dividends since the earlier filings.



Item 1.	Security and Issuer.



		This statement relates to the Common Stock, $.10 par value

("Common Stock"), of PARK ELECTROCHEMICAL CORP. (the "Issuer").  The Issuer's

principal executive offices are located at 5 Dakota Drive, Lake Success, New

York 11042.



Item 2.	Identity and Background.



		(a)	The name of the person filing this statement is Mr. Jerry

Shore ("Mr. Shore").



		(b)	Mr. Shore's business address is 5 Dakota Drive, Lake

Success, New York 11042.



		(c)	Mr. Shore's principal occupation is Chairman of the Board,

President and Chief Executive Officer of the Issuer.



		(d)	During the last five years, Mr. Shore has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).



		(e)	During the last five years, Mr. Shore has not been a party

to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was to subject Mr. Shore to a judgment,

decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



		(f)	Mr. Shore is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.



Response in Initial Schedule 13D:



		"This statement is being filed by Mr. Shore in connection with the granting by Mr. Anthony Chiesa ("Mr. Chiesa") to Mr. Shore of an immediately exercisable option (the "Option") to purchase 80,000 shares of Common Stock

(the "Shares"). The Option may be exercised at any time prior to June 1, 1984 with respect to all but not less than all of the Shares. The exercise price of the Option is $5.00 per share, except that if, at the time the Option is exercised, the market value for shares of Common Stock exceeded $6.00 per share, the exercise price per share would be adjusted to equal the sum of

$5.00 plus one-half of the difference between such market value and $5.00.

The acquisition of the Option has not required, nor will it require, the use of funds or other consideration by Mr. Shore except with respect to the exercise thereof."



Response in Amendment No. 1:



		"The funds for the acquisition of the 10,000 shares of Common

Stock purchased by the Issuer's Profit-Sharing Trust on January 19, 1982, as

referred to in Item 4 hereof, were obtained from the assets of the Profit-

Sharing Trust."



Response in Amendment No. 2:



		"In accordance with the terms of the letter agreement dated May

30, 1984 referred to in Item 4 of this Schedule, $691,500 of the purchase price for the 150,000 shares acquired by Mr. Shore pursuant to the Option was paid by the delivery by Mr. Shore to Mr. Chiesa of a promissory note bearing interest at the rate of 10% per annum and payable in 18 months.  The $350,000 balance of the purchase price was paid in cash.  Mr. Shore borrowed the funds to pay the cash portion of the purchase price from Bankers Trust Company (the

"Bank") pursuant to a demand promissory note bearing interest at the rate of

1/2% per annum in excess of the Bank's prime rate.  Mr. Shore pledged the

150,000 shares of Common Stock which he acquired pursuant to the Option to the Bank as collateral for his loan."



Response in Amendment No. 3:



		"In accordance with the terms of a Letter Agreement dated January

7, 1986 between Mr. Shore and National Westminster Bank USA (a copy of which is annexed hereto as EXHIBIT F), and a demand Promissory Note in the amount of $1,150,000 bearing interest at a rate per annum equal to such bank's prime rate plus 1/2% and issued on January 7, 1986 by Mr. Shore in favor of such bank (a copy of which is annexed hereto as EXHIBIT G), such bank loaned Mr.

Shore $1,150,000 on such date. This loan, which remains outstanding in its original principal amount, was and remains secured by the pledge by Mr. Shore to such bank, of the 150,000 shares of Common Stock previously acquired by Mr. Shore from Mr. Chiesa, as described above in this Item 3. The proceeds of this loan were applied toward the full repayment of principal and accrued interest on the promissory notes Mr. Shore had previously issued in favor Mr.

Chiesa and Bankers Trust Company, as described above in this Item 3.  (In connection with Mr. Shore's full repayment of the Promissory Note issued to

Bankers Trust Company, Bankers Trust Company released the lien on the 150,000 shares of Common Stock previously pledged to it by Mr. Shore.)"



		"On June 3, 1991, the Issuer filed, with the Securities and

Exchange Commission, its Proxy Statement with respect to the Annual Meeting of Shareholders to be held July 17, 1991, and its Annual Report on Form 10-K with respect to its fiscal year ended March 3, 1991.  Both of these documents reported that the outstanding voting securities of the Issuer consisted of

4,530,178 shares of Common Stock.  Based on the number of outstanding shares of Common Stock so reported, the percentage of that class of the Issuer's voting securities beneficially owned by Mr. Shore was increased to 19.9%. The increase in the percentage of the class owned by Mr. Shore resulted from the purchase, by the Issuer, of shares of its Common Stock and the corresponding reduction in the number of outstanding shares of Common Stock, and not from the acquisition by Mr. Shore of additional shares of Common Stock. The reduction in the number of outstanding shares of Common Stock, which resulted in the increase in the percentage of such class owned by Mr. Shore, is the event which requires the filing of this Amendment No. 3 to Mr. Shore's Schedule 13D."



		"Although the reduction in the number of outstanding shares of

Common Stock is the event which required the filing of Amendment No. 3 to Mr.

Shore's Schedule 13D, the following is provided for informational purposes:



	(a)	On September 10, 1984, as a result of a 3-for-2 stock split in a form of a 50% stock dividend paid by the Issuer on September 10, 1984, the number of shares of Common Stock owned by Mr. Shore increased by 297,160.



	(b)	On September 25, 1984 and November 13, 1984, Mr. Shore disposed of

1,000 shares of Common Stock and 3,000 shares of Common Stock, respectively,

in each case by way of gift.

	(c)	At the July, 1985 Annual Meeting of Shareholders of the Issuer,

shareholders approved a grant of a Non-Qualified Stock Option to Mr. Shore to purchase 50,000 shares of Common Stock at an exercise price of $15.00 per share.  The Option was exercisable for a period of ten years from the date of grant.  A copy of the Non-Qualified Stock Option Plan and Agreement dated

November 27, 1984 between Mr. Shore and the Issuer relating to such option is annexed hereto as EXHIBIT H.



	(d)	On the following dates, Mr. Shore disposed of the following number of shares of Common Stock in each case by way of gift:



	Date                    No. of Shares



	12/11/85                4,934

	2/12/86                 3,000

	12/1/86                 2,448

	12/15/86                6,500

	1/5/87                  1,980

	10/15/88                750

	12/20/88                2,597

	12/18/89                2,300

	12/19/90                1,000

	5/15/91                 47"



Response in Amendment No. 4:



		"In accordance with the terms of a certain Loan and Security

Agreement dated April 15, 1992 (the "Loan and Security Agreement") between

Jerry Shore and Bankers Trust Company (a copy of which is annexed hereto as

EXHIBIT I) and a one year term promissory note dated April 22, 1992 in the amount of $1,000,000 bearing interest at a rate per annum equal to such bank's prime rate plus 1/2% and issued by Mr. Shore in favor of such bank (a copy of which is annexed hereto as EXHIBIT J), such bank loaned to Mr. Shore, on April 22, 1992, the sum of $1,000,000. This loan is secured by the pledge, by Mr. Shore to such bank, of 231,452 shares of Common Stock. 150,000 of such shares, which were previously held by National Westminster Bank USA as collateral for the loan referred to above in this Item 3 and paid off in full as described below, were transferred from National Westminster Bank USA to

Bankers Trust Company.  The balance of the 231,452 shares pledged to Bankers

Trust Company were provided by Mr. Shore from his other unencumbered holdings.

The proceeds of the loan issued by Bankers Trust Company were applied to the full repayment of the principal balance on the above referenced loan issued by National Westminster Bank USA to Mr. Shore. (As previously reported in this Item 3, such loan was issued to Mr. Shore by Westminster Bank USA on January 7, 1986 in the principal amount of $1,150,000.00. However, during the last year, Mr. Shore repaid $150,000.00 of such loan and, accordingly, the outstanding balance on such loan, as of April 22, 1992, was $1,000,000.00.)

Mr. Shore's loan with National Westminster Bank USA has been repaid in full."



		"Although the issuance, by Bankers Trust Company, on April 22,

1992, of the above referenced loan and the corresponding pledge by Mr. Shore of shares of Common Stock, are the events which required the filing of this

Amendment No. 4 to Mr. Shore's Schedule 13D, the following is provided for informational purposes:



	(a)	On May 16, 1991, Mr. Shore was granted, pursuant to the Company's

1982 Stock Option Plan, incentive stock options to purchase 20,000 shares of

Common Stock at a price of $12.10 per share.  However, pursuant to such Plan and the Stock Option Contract entered into between Mr. Shore and the Company in connection with such grant, such options are first exercisable, as to 25%

thereof, on May 16, 1992, and as to an additional 25% thereof on each succeeding anniversary of such date.  Accordingly, only 25% of such options

(or options to purchase 5,000 shares) have been taken into account for purposes of the information contained in the cover page and Item 5 of this

Amendment No. 4 to Mr. Shore's Schedule 13D.  All of such options expire on

May 16, 1996.



	(b)	On December 27, 1991, Mr. Shore disposed of 2,000 shares of Common

Stock by way of gift.



	(c)	On April 6, 1992, Mr. Shore was granted, pursuant to the Company's

1992 Stock Option Plan, incentive stock options to purchase 10,000 shares of

Common Stock at a price of $14.85 per share.  However, pursuant to such Plan and the Stock Option Contract entered into between Mr. Shore and the Company in connection with such grant, such options are first exercisable, as to 25%

thereof, on April 6, 1993, and as to an additional 25% thereof on each succeeding anniversary of such date.  Accordingly, none of such options had been taken into account for purposes of the information contained in the cover page and Item 5 of this Amendment No. 4 to Mr. Shore's Schedule 13D.  All of such options expire on May 6, 1997. It should also be noted that such options were conditioned upon the approval of such Plan by the majority of the outstanding shares of Common Stock of the Company, which approval is being sought at the Company's Annual Meeting of Shareholders scheduled for July 15,

1992."

Response in Amendment No. 5:



		"On July 19, 1994, Jerry Shore repaid all amounts outstanding under the Loan and Security Agreement dated April 15, 1992 between Mr. Shore and Bankers Trust Company (a copy of which was previously filed as EXHIBIT I with Amendment No. 4 to this Schedule 13D), as amended (the "Loan
Agreement"). As a result of such repayment, Bankers Trust Company released from its lien the 231,452 shares of Common Stock pledged by Mr. Shore to secure such loan."



		"Although the above-referenced repayment of such loan and the corresponding release of shares of Common Stock from the lien of Bankers Trust Company were the principal events which Mr. Shore was reporting by the filing of Amendment No. 5 to Mr. Shore's Schedule 13D, the following is provided for informational purposes:



	(a)	On December 29, 1992, Mr. Shore disposed of 1,500 shares of
Common Stock by way of gift.



	(b)	On December 22, 1993, Mr. Shore disposed of 2,340 shares of
Common Stock by way of gift.



	(c)	On May 17, 1993, Mr. Shore was granted, pursuant to the Company's

1992 Stock Option Plan, non-qualified stock options to purchase 20,000 shares of Common Stock at a price of $14.75 per share.  However, pursuant to such

Plan and the Stock Option Contract entered into between Mr. Shore and the

Company in connection with such grant, such options are first exercisable, as to 25% thereof, on May 17, 1994, and as to an additional 25% thereof on each succeeding anniversary of such date.  Accordingly, only 25% of such options

(or options to purchase 5,000 shares) were taken into account for purposes of the information contained in the cover page and Item 5 of this Amendment No. 5 to Mr. Shore's Schedule 13D. All of such options expire on May 17, 2003.



	(d)	On May 18, 1994, Mr. Shore was granted, pursuant to the Company's

1992 Stock Option Plan, non-qualified stock options to purchase 10,000 shares of Common Stock at a price of $26.25 per share.  However, pursuant to such

Plan and the Stock Option Contract entered into between Mr. Shore and the

Company in connection with such grant, such options are first exercisable, as to 25% thereof, on May 18, 1995, and as to an additional 25% thereof on each succeeding anniversary of such date.  Accordingly, none of such options were taken into account for purposes of the information contained in the cover page and Item 5 of this Amendment No. 5 to Mr. Shore's Schedule 13D. All of such options expire on May 18, 2004.

	(e)	On the following dates Mr. Shore sold shares of Common Stock in open market transactions on the New York Stock Exchange in the amounts and at the prices shown:



	Date        No. of Shares     Price/Share


	6/30/94     1,300             $29.00

	7/5/94      7,100              29.00

	7/6/94      5,000              29.00

	7/6/94      5,600              29.125

	7/6/94      4,900              29.25

	7/6/94      1,400              29.375

	7/7/94      900                29.125

	7/7/94      13,800             29.25



A substantial portion of the proceeds of the sales of shares of Common Stock listed above were used by Mr. Shore to repay the loan outstanding under the

Loan Agreement as described above."



Response in Amendment No. 6:



		"Although the disposition of shares of Common Stock by Mr. Shore on December 20, 1994 by means of gifts (as described in Item 5(c) of this

Amendment No. 6) is the principal event giving rise to the filing of this

Amendment No. 6 to Mr. Shore's Schedule 13D, the following information is provided concerning a change in Mr. Shore's beneficial ownership of shares of

Common Stock which occurred since the filing of Amendment No. 5 to Mr. Shore's Schedule 13D. On November 22, 1994, Mr. Shore exercised an option under the Non-qualified Stock Option Plan and Agreement, made as of November 27, 1984, between the Company and Jerry Shore (the "1984 Plan") with respect to 50,000 shares of Common Stock. Mr. Shore delivered to the Company 23,904 shares of Common Stock which, in accordance with Section 4 of the 1984 Plan, had a fair market value equal to $749,988.00, and a check in the amount of $12.00 for the aggregate exercise price of $750,000.00. As a result of the exercise of such option, the number of outstanding shares of Common Stock beneficially owned by Mr. Shore increased by 26,096."

Response in Amendment No. 7:



		Although the proposed disposition of shares of Common Stock by

Mr. Shore described below under Item 4 is the principal event giving rise to the filing of this Amendment No. 7 to Mr. Shore's Schedule 13D, the following information is provided concerning changes in Mr. Shore's beneficial ownership of shares of Common Stock which occurred since the filing of Amendment No. 6 to Mr. Shore's Schedule 13D.



	(a)	On August 15, 1995, as a result of a 2-for-1 stock split in the form of a 100% stock dividend paid by the Issuer on August 15, 1995, the number of shares of Common Stock owned by Mr. Shore increased by 781,556.  In addition, options to purchase an aggregate of 50,000 shares granted, pursuant to the Company's 1982 Stock Option Plan and the Company's 1992 Stock Option

Plan became options to purchase an aggregate of 100,000 shares of Common Stock (of which 65,000 are exercisable as of January 17, 1996 or become exercisable within 60 days thereafter).



	(b)	On December 15, 1995, Mr. Shore disposed of 2,500 shares of Common

Stock by way of gift."



Item 4.	Purpose of Transaction.



Response in Initial Schedule 13D:



		"Mr. Shore acquired the Option in order to preclude any potential unfriendly change in ownership of the Shares, which constituted a substantial block of Common Stock.  Exercise of the Option and purchase of the Shares would enable Mr. Shore to increase his position as a controlling shareholder of the Issuer."



Response in Amendment No. 1:



		"On June 12, 1981, the Issuer's Profit-Sharing Trust, of which Mr.

Shore is a co-trustee, disposed of 6,400 shares of Common Stock in an open market sale at a price of $20.75 per share and 56 shares of Common Stock in an open market sale at a price of $21.625 per share. On January 19, 1982, the

Profit-Sharing Trust acquired as an investment 10,000 shares of Common Stock in an open market purchase at a price of $12.75 per share.  On January 24,

1983, the Profit-Sharing Trust disposed of the 10,000 shares of Common Stock in an open market sale at a price of $26 per share."

		"By letter agreements dated February 16, 1982 and March 25, 1982,

Mr. Shore's option (the "Option") to purchase 80,000 shares of Common Stock from Mr. Anthony Chiesa, another shareholder of the Issuer, was cancelled as to 10,000 shares of Common Stock, leaving 70,000 shares of Common Stock subject to the Option."



		"Between October 16, 1981 and December 11, 1982, Mr. Shore

disposed of an aggregate of 11,000 shares of Common Stock by way of gift."



Response in Amendment No. 2:



		"On May 17, 1983, and September 12, 1983, Mr. Shore disposed of

1,000 shares of Common Stock and 509 shares of Common Stock, respectively, in each case by way of gift.  As a result of 3-for-2 stock splits in the form of

50% stock dividends paid by the Issuer on May 31, 1983 and October 24, 1983,

the number of shares of Common Stock owned directly by Mr. Shore increased to

446,322 and the number of shares of Common Stock subject to the Option increased to 157,500.  Between December 1983 and February 1984, Mr. Shore

disposed of an additional 2,000 shares of Common Stock by way of gift.  By letter agreement dated May 30, 1984 the number of shares of Common Stock subject to the Option was decreased to 150,000 and the purchase price therefor was modified. On June 13, 1984, Mr. Shore exercised the Option and purchased the 150,000 shares of Common Stock subject to the option for an aggregate purchase price of $1,041,500."



Response in Amendment No. 4:



		"With respect to the purpose of the transactions relating to the

Loan and Security Agreement, see response to Item 3 of this Amendment No. 4 to Mr. Shore's Schedule 13D."



Response in Amendment No. 5:



		"(c)	See response to Item 3 of this Amendment No. 5 to Mr.

Shore's Schedule 13D."



Response in Amendment No. 6:



		"(c)	See response to Item 3 of this Amendment No. 6 to Mr.

Shore's Schedule 13D."

Response in Amendment No. 7:



		On January 16, 1996, the Issuer filed a Registration Statement on

Form S-3 with the Securities and Exchange Commission covering, among other things, 500,000 shares (the "Offered Shares") of Common Stock to be offered by Mr. Shore. The sale of such shares by Mr. Shore would be the first significant sale of shares by him since 1964. Mr. Shore proposes to offer the Offered Shares through Lehman Brothers Inc., Needham & Company, Inc. and

Robertson, Stephens & Company LLC, as representatives of the several underwriters (the "Underwriters"). In connection with the sale of the Offered Shares, Mr. Shore intends to agree with the Underwriters not to offer for sale, sell or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition or purchase by any person at any time in the future of) any shares of Common Stock (other than the Offered Shares), without the prior written consent of Lehman Brothers Inc. for a period of one year from the effective date of the Registration Statement, subject to certain exceptions for gifts of shares of Common Stock and shares of Common Stock which are pledged to secure one or more loans.



Item 5.	Interest in Securities of the Issuer.



	(a)	The aggregate number of shares of Common stock beneficially owned by Mr. Shore is 1,625,612, which represents approximately 14% of the outstanding shares of Common Stock as of January 16, 1996.  This includes

65,000 shares of Common Stock which Jerry Shore may acquire pursuant to options and excludes 112,410 shares of Common Stock owned by a member of Mr.

Shore's family, with respect to which latter shares Mr. Shore disclaims beneficial ownership.



	(b)	Mr. Shore has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all outstanding shares of Common Stock beneficially owned by him.



	(c)	See response to Item 3 of Amendment No. 5 to Mr. Shore's Schedule

13D. In addition, on December 15, 1995, Mr. Shore disposed of 2,500 shares of Common Stock by way of gifts.



	(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Shore.

Item 6.	Contracts, Arrangements, Understandings or Relationships with

           Respect to Securities of the Issuer.



		There exist no contracts, arrangements, understandings or

relationships between Mr. Shore and any other person with respect to the securities of the Company, except as follows:



		Of the shares of Common Stock reported as beneficially owned by

Mr. Shore, 65,000 shares of Common Stock are shares which Mr. Shore has the right to acquire upon exercise of options granted pursuant to the Company's stock option plans.  Mr. Shore's right to acquire such shares is governed by such plans and the related stock options.



		Once the Registration Statement is ordered effective by the SEC,

Mr. Shore may sell the Offered Shares to the Underwriters pursuant to an

Underwriting Agreement (the form of which is filed as EXHIBIT K to this

Amendment No. 7 to Mr. Shore's Schedule 13D.)



Item 7.	Material to be Filed as Exhibits*



		EXHIBIT A	-	Letter Agreement dated June 30, 1979 regarding

the Option granted to Mr. Shore by Mr. Chiesa.



		EXHIBIT B	-	Letter Agreements dated February 16, 1982 and

March 25, 1982 amending the Agreement.



		EXHIBIT C	-	Letter Agreement dated May 30, 1984 amending the

Agreement.



		EXHIBIT D	-	Promissory Note in the original principal amount

of $691, 500 issued by Jerry Shore to Anthony Chiesa.



		EXHIBIT E	-	Promissory Note in the original principal amount

of $350,000 issued by Jerry Shore to Bankers Trust Company.



		EXHIBIT F	-	Letter Agreement dated January 7, 1986 between

Jerry Shore and National Westminster Bank USA.



		EXHIBIT G	-	Promissory Note dated January 7, 1986 in the

original principal amount of $1,150,000 issued by Jerry Shore in favor of

National Westminster Bank USA.



		EXHIBIT H	-	Non-Qualified Stock Option Plan and Agreement

dated November 27, 1984 between Jerry Shore and the Issuer.

		EXHIBIT I	-	Loan and Security Agreement dated April 15, 1992

between Mr. Shore and Bankers Trust Company.



		EXHIBIT J	-	Promissory Note dated April 22, 1992 in the

principal amount of $1,000,000 issued by Mr. Shore in favor of Bankers Trust

Company.



		EXHIBIT K	-	Form of Underwriting Agreement (incorporated

herein by reference to Exhibit 1.02 to the Issuer's Registration Statement on

Form S-3 (Registration No. 333-00213))



_______

*Pursuant to Rule 101(a)(2)(ii) of Regulation S-T, Mr. Shore has not re-filed the previously filed exhibits to the Schedule 13D, as amended to date.

SIGNATURE



		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.







					Jerry Shore
					--------------------------

					(Signature)





Dated:  January 18, 1996